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September 29, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention:	Nicholas P. Panos

Chris Ronne

Re:	The Procter & Gamble Company

Definitive Additional Materials on Schedule 14A

Filed September 11 and 12, 2017 by The Procter & Gamble Company

File No. 001-00434

Dear Messrs. Panos and Ronne:

On behalf of our client, The Procter & Gamble Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated September 22, 2017 (the “Comment Letter”), with respect to the Company’s additional definitive soliciting materials (“Additional Definitive Soliciting Materials”), filed on September 11 and 12, 2017.

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment.

Additional Definitive Soliciting Materials

1.

The registrant’s response to comment 3 of our letter dated September 13, 2017 indicates the factual foundation for the assertion that Mr. Peltz proposed “to move large parts of Procter & Gamble out of [the greater Cincinnati] region” is private conversations between David Taylor, Jon Moeller and members of your Board of Directors and Mr. Peltz that occurred on March 7, 2017 and July 11, 2017. Mr. Peltz’s public statements, however, refute this assertion. In Definitive Additional Materials filed September 13, 2017, Mr. Peltz states, “[W]e’re not moving out of Cincinnati…” Similarly, in Definitive Additional Materials filed September 20, 2017, Nelson Peltz explains that he is “NOT suggesting the Company move out of Cincinnati.” Rule 14a-9 prohibits solicitations “which omit [    ] any material fact necessary in order to make the statements therein not false or misleading….” To the extent Mr. Peltz’s purported intention to relocate the registrant’s headquarters is referenced in future solicitations, please refrain from using

United States Securities and Exchange Commission September 29, 2017 Page 2

the present tense. In addition, please qualify any such assertion by expressly referencing the private conversations, which reportedly occurred approximately two and a half months ago or more, that serve as the factual foundation for the registrant’s contention.

Response: The Company acknowledges the Staff’s comment and agrees to the extent Mr. Peltz’s purported intention to relocate the Company’s headquarters is referenced in future solicitations, the Company will refrain from using the present tense and will qualify any such assertion by expressly referencing the private conversations that serve as the factual foundation.

If you have any questions or would like to discuss any of the Company’s response, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ MICHAEL J. AIELLO

Michael J. Aiello

cc:	Deborah P. Majoras, Esq. (The Procter & Gamble Company)

Sachin Kohli, Esq. (Weil, Gotshal & Manges LLP)